Mail Stop 3561

April 12, 2007

Patricia K. Vincent
President and Chief Executive Officer
Public Service Company of Colorado
1225 17th Street
Denver, Colorado 80202-5533

      Re: **Public Service Company of Colorado**
                     Registration Statement on Form S-3
                     Filed March 19, 2007
                     File No. 333-141416
                     Form 10-K for Fiscal Year Ended December 31, 2006
                     Filed February 27, 2007
                     File No. 1-03280

Dear Ms. Vincent:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted Items 10, 11, 12 and 13 of Part III of your Form 10-K for the year ended December 31, 2006, filed on February 27, 2007 in accordance with conditions set forth in general instructions I (1) (a) and (b) of Form 10-K for wholly-owned subsidiaries. We also note that information required by Item 14 is contained in the Xcel Energy Proxy Statement for its 2007 Annual Meeting of Shareholders, which is incorporated by reference. Please be advised that either Xcel Energy must file the definitive proxy statement before the Form S-3 becomes effective, or you must include this information in an amendment to the Form 10-K. In this regard, please refer to telephone

interpretation no. H.6. from the Publicly Available Telephone Interpretations located at www.sec.gov.

Form 10-K for year ended December 31, 2006

Item 9A — Controls and Procedures

Disclosure Controls and Procedures

2. We note that you state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

3. Please revise your certifications to conform exactly to the form required by Item 601(b)(31) of Regulation S-K. For example, the term "annual report" should be replaced with "report" in the third paragraph, the term "we" should be omitted from the fourth paragraph, the term "function" should be replaced with "functions" in fifth paragraph, and the term "data" should be replaced with "information" in part (a) of the fifth paragraph. Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Robert J. Joseph, Esq.
        Fax: (312) 782-8585